Exhibit 99.1

iDreamSky Announces Receipt of a Preliminary Non-Binding Proposal

to Acquire the Company

SHENZHEN, China, June 15, 2015 (GLOBE NEWSWIRE) — iDreamSky Technology Limited (“iDreamSky” or the “Company”) (NASDAQ: DSKY), China’s leading independent mobile game publishing platform, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter, dated June 13, 2015, from Mr. Michael Xiangyu Chen, chairman of the Board and chief executive officer of the Company, to acquire all of the outstanding Class A and Class B ordinary shares of the Company not owned by him or his affiliates, including Class A ordinary shares represented by American depositary shares (the “ADSs”, each representing four Class A ordinary shares), for $3.50 in cash per Class A or Class B ordinary share, or $14.00 in cash per ADS. A copy of the proposal letter is attached hereto as Exhibit A.

The Board has formed a special committee consisting of independent directors (the “Special Committee”) to consider the proposal. The Board expects that the Special Committee will retain independent advisors, including independent financial and legal advisors, to assist it in this process.

The Company cautions its shareholders and others considering trading its securities that the Board has just received the proposal letter and neither the Board nor the Special Committee has had an opportunity to carefully review and evaluate the proposal or make any decision with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the proposed transaction or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About iDreamSky

iDreamSky Technology Limited (NASDAQ: DSKY) is the largest independent mobile game publishing platform in China based on the number of active users in the first quarter of 2015, according to Analysys International, an independent market research firm. The Company believes that it has redefined the role of a game publisher by redesigning and optimizing third-party games and delivering them to users through its proprietary distribution channels as part of its broader publishing solution. Well-known international mobile game developers grant the Company access to the source codes of their games, allowing for greater control and efficiency in redesigning their games for the China market. The Company distributes these games through both its proprietary distribution channels and third-party channels, such as app stores and device pre-installations. The Company also operates games as a service, where the Company offers live game services and gains user insights through its multi-dimensional data analysis engine to drive ongoing game optimization and monetization. For more information, please visit http://ir.idreamsky.com

Safe Harbor Statements

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Uncertainties and assumptions, and the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

iDreamSky Contact:

For investor and media inquiries, please contact:

Ms. Cherie Wan

iDreamSky Technology Limited

Phone: +86-755-8657-7491

E-mail: ir@idreamsky.com

Chenjiazi Zhong

ICR, Inc.

Tel: +1 646-450-5180

Email: ir@idreamsky.com

Exhibit A

Preliminary Non-binding Proposal to Acquire iDreamSky Technology Limited

June 13, 2015

The Board of Directors

iDreamSky Technology Limited

16/F, A3 Building, Kexing Science Park

15 Keyuan Road North, Nanshan District

Shenzhen, Guangdong, 518057

People’s Republic of China

Dear Members of the Board of Directors,

The undersigned, Michael Xiangyu Chen, chairman and chief executive officer of iDreamSky Technology Limited (the “Company”), on behalf of myself and my affiliates (collectively, the “Buyer Group”) is pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding Class A and Class B ordinary shares of the Company that are not already owned by the Buyer Group on the principal terms and conditions described in this letter (the “Transaction”). The Buyer Group currently beneficially owns approximately 22.1% of the Class A and Class B ordinary shares of the Company (including any share of the Company of which proxy has been irrevocably granted to the Buyer Group), representing approximately 40.6% of the total voting power.

We believe that our Proposal provides a very attractive opportunity to the Company’s shareholders. Our Proposal represents a premium of 24.5% to the volume-weighted average closing price of the Company’s American depositary shares (“ADSs”, each representing four Class A ordinary shares) during the last 30 trading days.

Set forth below are the key terms of our Proposal.

1. Consortium. We will form an acquisition vehicle for the purpose of implementing the Transaction. Please also note that we are currently interested only in pursuing the Transaction and are not interested in selling their shares in any other transaction involving the Company.

2. Transaction and Purchase Price. We propose to acquire all of the outstanding Class A and Class B ordinary shares of the Company and ADSs not already owned by us at a purchase price equal to US$3.50 per Class A and Class B ordinary share, or US$14.00 per ADS, as the case may be, in cash through a one-step merger of an acquisition vehicle newly formed by the Buyer Group with and into the Company.

3. Financing. We intend to finance the Transaction with a combination of debt and equity financing. We are confident that we can timely secure adequate financing to consummate the Transaction.

4. Due Diligence. We believe that we will be in a position to complete customary due diligence for the Transaction in a timely manner and in parallel with discussions on definitive agreements.

5. Definitive Agreements. We have engaged Kirkland & Ellis International LLP as our international legal counsel and are prepared to promptly provide and negotiate definitive agreements for the Transaction.

6. Process. We believe that the Transaction will provide superior value to the Company’s public shareholders. We recognize of course that the board of directors of the Company will evaluate the Transaction independently before it can make its determination whether to endorse it. Given our involvement in the Transaction, we would expect that the independent members of the board of directors will proceed to consider our Proposal and the Transaction.

7. Confidentiality. The Buyer Group will, as required by law, promptly file a Schedule 13D with the Securities and Exchange Commission to disclose this letter. We are sure you will agree, however, that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed definitive agreements or terminated our discussions.

8. No Binding Commitment. This Proposal is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future. This letter is a preliminary indication of interest by the Buyer Group and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person. The parties will be bound only upon the execution of mutually agreeable definitive documentation.

9. Governing Law. This letter shall be governed by, and construed in accordance with, the internal laws of the State of New York.

*    *    *    *    *

In closing, we would like to express our commitment to working together to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

/s/ Michael Xiangyu Chen

Michael Xiangyu Chen

6